UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

Special Opportunities Fund Inc. (SPE)

(Name of Issuer)

Convertible Preferred Stock

(Title of Class of Securities)

84741T203

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 84741T203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  228,593

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  228,593

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

228,593

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

30.52%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 228,593 shares of SPE Convertible Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 30.52% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of SPE Convertible Preferred Stock fit the investment guidelines for various Accounts. Shares have been acquired since July 27, 2012.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 228,593 shares or 30.52% of the outstanding shares. George W. Karpus presently owns 3,834 shares. JoAnn Van Degriff presently owns 269 shares. Dana R. Consler presently owns 211 shares. Karpus Management Defined Benefit Plan presently owns 510 shares. None of the other principals of KIM presently own shares of SPE Convertible Preferred Stock.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share
 10/31/2013 (5)  $59.07
 11/8/2013 (3000) $58.09
 11/13/2013 (28)  $58.82
 11/15/2013 (1308) $58.59
 11/18/2013 (350) $58.80
 11/20/2013 (46)  $58.56
 11/22/2013 (446) $59.10
 12/9/2013 (226) $58.79
 12/10/2013 (40)  $58.79
 12/11/2013 (106) $58.80
 12/13/2013 (9)  $58.61
 12/17/2013 (805) $58.68
 12/18/2013 (135) $58.64
 12/23/2013 (13)  $59.76
 12/24/2013 (29)  $59.86
 12/26/2013 (184) $60.60
 12/30/2013 (222) $61.10
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SPE Convertible Preferred Stock securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel L Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   January 10, 2014